U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                    FORM 3

                                 OMB APPROVAL
                            OMB Number:  3235-0104
                         Expires:  September 30, 1998
               Estimated average burden hours per response:  0.5

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
  Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


 1.   Name and Address of Reporting Person*

      Last, First, Middle:  Bryan, Robert P.


      Street:  c/o MicroOptical Devices, Inc.

      City, State, Zip:  5601-C Midway Park Pl., NE
 2.   Date of Event Requiring Statement (Month/Day/Year):  12/5/97

 3.   IRS or Social Security Number of Reporting Person (Voluntary)

 4.   Issuer Name and Ticker or Trading Symbol:  EMCORE Corporation (EMKR)

 5.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

      (    ) Director       (    ) 10% Owner
      ( x  ) Officer (give title below)       (     ) Other (specify below)

        Vice President

      If Amendment, Date of Original (Month/Day/Year)

 7.   Individual or Joint/Group Filing (Check Applicable Line)

      ( x ) Form filed by One Reporting Person
      (   ) Form filed by More than One Reporting Person


* If the form is filed by more than one reporting person, see Instruction
  5(b)(v).

                                Table I -- Non-Derivative Securities Beneficially Owned

          1. Title of Security                                2.  Amount of Securities    3. Ownership Form:  Direct
             (Instr. 4)                                           Beneficially Owned         (D) or Indirect (I)
                                                                  (Instr. 4)                 (Instr. 5)

  (1)     Common Stock                                                          225,987                D

  (2)


                                              Table I -- Continued

          1. Title of Security                                4. Nature of Indirect Beneficial Ownership
             (Instr. 4)                                          (Instr. 5)

  (1)     Common Stock

  (2)

   Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                               Table II -- Derivative Securities Beneficially Owned
                          (e.g., puts, calls, warrants, options, convertible securities)

          1.  Title of Derivative        2. Date Exercisable         3.  Title and Amount of Securities
              Security                      and Expiration               Underlying Derivative Security
              (Instr. 4)                    Date                         (Instr. 4)
                                            (Month/Day/Year)

                                         Date          Expiration                              Amount or Number
                                         Exercisable   Date          Title                     of Shares

  (1)     Incentive Common Stock           Immed.        07/01/06    Common Stock                         23,263
          Options (right to buy)

  (2)     Incentive Common Stock             (1)         07/01/06    Common Stock                         16,616
          Options
          (right to buy)
  (3)     Incentive Common Stock           Immed.        12/01/06    Common Stock                            849
          Options
          (right to buy)

  (4)     Incentive Common Stock             (2)         12/01/06    Common Stock                            923
          Options
          (right to buy)

  (5)


                                             Table II -- Continued

          1.  Title of Derivative        4. Conversion      5. Ownership Form     6. Nature of Indirect
              Security                      or Exercise        of Derivative         Beneficial Ownership
              (Instr. 4)                    Price of           Security:             (Instr. 5)
                                            Derivative         Direct (D)
                                            Security           or Indirect (I)
                                                               (Instr. 5)

  (1)     Incentive Common Stock                   $0.45             D
          Options (right to buy)

  (2)     Incentive Common Stock                   $0.45             D
          Options
          (right to buy)

  (3)     Incentive Common Stock                   $0.58             D
          Options
          (right to buy)
  (4)     Incentive Common Stock                   $0.58             D
          Options
          (right to buy)

  (5)


Explanation of Responses:
(1) These options vest in equal monthly installments through July 1999.
(2) These options vest in equal monthly installments through December 1999.

/s/Thomas G. Werthan                 February 6, 1998
Attorney-in-fact

**Signature of Reporting Person      Date




** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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